Issuer Free Writing Prospectus
Filed by ProLogis
Pursuant to Rule 433 Under the Securities Act of 1933
Registration Statement on Form S-3; File No. 333-132616
Dated May 1, 2008
ProLogis
Offering of $500,000,000 2.625% Convertible Senior Notes due 2038
This free writing prospectus relates only to the offering of $500,000,000 2.625% Convertible Senior Notes due 2038 and should be read together with the preliminary prospectus supplement dated April 30, 2008, relating to the offering (the “Preliminary Prospectus Supplement”).

Issuer:	ProLogis

Common Stock Ticker:	PLD / NYSE

Security:	2.625% Convertible Senior Notes due 2038

Legal Format:	SEC Registered

Ranking:	Senior

Aggregate Principal Amount:	$500,000,000 ($550,000,000 if the over-allotment option is exercised in full)

Price to Public:	99.000% of Par

Par Amount per Note:	$1,000

Maturity Date:	May 15, 2038

Net Proceeds, Before Expenses, to ProLogis:	$490 million ($539 million if the over-allotment option is exercised in full)

Optional Redemption:
Prior to May 20, 2013, we may not redeem the notes except to preserve our status as a REIT. On or after May 20, 2013, we may at our option redeem all or a part of the notes for cash at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest. We must make at least 10 semi-annual interest payments (including the interest payment on November 15, 2008 and May 15, 2013) in the full amount required by the indenture before redeeming any notes at our option.

Repurchase at Holders’ Option:
Holders may require us to repurchase notes on May 15 of 2013, 2018, 2023, 2028 and 2033 at a price equal to 100% of the principal amount of the notes being repurchased plus any accrued and unpaid interest up to, but excluding, the repurchase date. We will pay cash for all notes so repurchased.

Coupon:	2.625%

Interest Payment Dates:	May 15 and November 15; commencing November 15, 2008

Fundamental Change:	If we undergo a fundamental change, you will have the option to require us to purchase all or any portion of your notes. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the fundamental change purchase date. We will pay cash for all notes so purchased.

Initial Conversion Rate:	13.1203 common shares per $1,000 principal amount of notes

Initial Conversion Price:	Approximately $76.22 per common share

Reference Stock Price (NYSE Closing Price on May 1, 2008):	$62.86

Conversion Premium:	Approximately 21.25% above the reference stock price.

Contingent Conversion Price:	Approximately $99.09 (130% of the initial conversion price)

Anti-Dilution Adjustments:	Dividend protection in the form of conversion rate adjustments for any dividends in excess of $0.5175 per share per quarter.

Adjustment to Shares Delivered upon Conversion upon Fundamental Change:
If a fundamental change occurs prior to May 20, 2013 we will increase the conversion rate for a holder who elects to convert its notes in connection with such a fundamental change upon conversion in certain circumstances, according to the following table:

	Share Price
Effective Date	$62,86	$65.00	$67.50	$70.00	$72.50	$75.00	$77.50	$80.00	$85.00	$90.00	$95.00	$100.00	$110.00	$120.00
May 7, 2008	2.7880	2.4989	2.2041	1.9412	1.7064	1.4966	1.3089	1.1410	0.8562	0.6281	0.4459	0.3012	0.1979	0.0714
May 20, 2009	2.7880	2.4771	2.1804	1.9170	1.6829	1.4746	1.2894	1.1245	0.8471	0.6277	0.4550	0.3203	0.1398	0.0455
May 20, 2010	2.7880	2.4102	2.1051	1.8358	1.5980	1.3880	1.2027	1.0392	0.7681	0.5586	0.3979	0.2761	0.1186	0.0386
May 20, 2011	2.7880	2.3192	1.9988	1.7186	1.4736	1.2597	1.0731	0.9106	0.6468	0.4490	0.3024	0.1953	0.0661	0.0099
May 20, 2012	2.7880	2.2643	1.7817	1.4817	1.2250	1.0061	0.8204	0.6634	0.4208	0.2530	0.1411	0.0700	0.0048	0.0000
May 20, 2013	2.7880	2.2643	1.6945	1.1654	0.6728	0.2130	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share price and effective date may not be set forth on the table above, in which case:
•	If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year;

•	If the share price is greater than $120.00 per share (subject to adjustment), the conversion rate will not be adjusted.

•	If the share price is less than $62.86 per share (subject to adjustment), the conversion rate will not be adjusted.

In no event will the total number of ProLogis common shares issuable upon conversion exceed 15.9083 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under sections (1) through (3) of “Conversion Rights— Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Concurrent Offering:
Concurrently with this offering, ProLogis is offering $600,000,000 aggregate principal amount of 6.625% notes due 2018 (the “2018 notes”) in a registered public offering. The 2018 notes will be offered pursuant to a separate prospectus supplement. There is no assurance that the concurrent offering of 2018 notes will be completed or, if completed, that it will be completed for the amounts contemplated. The completion of this offering is not conditioned on the completion of the concurrent offering of 2018 notes.

Use of Proceeds:
The net proceeds from the sale of the notes are estimated to be approximately $489.2 million, after deducting the underwriters’ discount and estimated offering expenses (assuming the underwriters do not exercise their option to purchase additional notes to cover overallotments). If the underwriters exercise their overallotment option to purchase additional notes in full, ProLogis estimates that its net proceeds from this offering will be approximately $538.2 million. Additionally, ProLogis estimates that the net proceeds from the offering of the 2018 notes will be approximately $593.9 million, after deducting the underwriters’ discount and estimated offering expenses. ProLogis will use the net proceeds from the sale of the notes and the concurrent offering of the 2018 notes to repay a portion of the borrowings under its global line of credit and for general corporate purposes.

Trade Date:	May 1, 2008

Settlement Date:	May 7, 2008

CUSIP:	743410 AS1

ISIN:	US743410AS15

Joint Book-Running Managers:	Goldman, Sachs & Co., Banc of America Securities LLC and Morgan Stanley & Co. Incorporated.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs and Co., 85 Broad Street, New York, New York 10004 or by calling toll-free at 1-866-471-2526; or Banc of America Securities LLC, 100 West 33rd Street, 3rd Floor, New York, NY 10001 or by calling toll-free at 1-800-294-1322; or Morgan Stanley & Co. Incorporated, 180 Varick Street 2/F, New York, New York, 10014 or by calling toll-free at 1-866-718-1649.